EXHIBIT 4.1

NTELOS INC.

AMENDED AND RESTATED

EMPLOYEE STOCK PURCHASE PLAN

Effective as of August 30, 2002

SECTION 1.    Shares Offered

NTELOS Inc., hereinafter called the “Company”, has authorized offers for sale to its eligible personnel, as defined in Section 2, of up to 300,000 shares of common stock of the Company (“Common Stock”) pursuant to its Employee Stock Purchase Plan, adopted by the Company’s Board of Directors (the “Board”) on August 25, 1997, as amended, with a monthly offering to be made each subsequent month until all of the authorized shares are subscribed and issued. Shares may be purchased in the open market or otherwise for use in the Plan.

SECTION 2.    Who May Participate

All regular personnel of the Company and its subsidiaries who are full-time employees, excluding occasional or part-time personnel regularly scheduled to work less than 20 hours per week, are eligible to purchase Common Stock under the Plan. Any person who becomes an employee of the Company after the effective date of the Plan and meets all requirements herein provided shall also be eligible.

SECTION 3.    Method of Electing to Subscribe and Purchase

In order to subscribe and purchase shares of Common Stock, every eligible employee shall sign a Subscription Agreement and deliver it to the Corporate Office of the Company or to one of the local offices. The Subscription Agreement must be delivered no later than 10 calendar days prior to the last business day of the month immediately preceding the month in which the eligible employee wishes to (i) begin purchasing shares under the Plan or (ii) amend his or her previous subscription. However, the Company may extend the date by which subscriptions must be delivered if existing circumstances justify such extension. All subscriptions shall be subject to the terms hereof and to acceptance by the Company. Subscriptions shall be considered accepted unless notice is received to the contrary.

Notwithstanding any other provision of the Plan, no participating employee shall be entitled to subscribe and purchase shares of Common Stock under the Plan if, immediately after acceptance of the Subscription Agreement or any amendment thereto, the participating employee would own Common Stock possessing five percent (5%) or more of the total combined voting power or value of all classes of stock of the Company or any subsidiary within the meaning of Section 423(b)(3) of the Internal Revenue Code of 1986 (the “Code”). For purposes of this Section 3, stock ownership of a participating employee shall be determined under the stock attribution rules of Section 424(d) of the Code, and Common Stock that the participating employee may purchase under outstanding Subscription Agreements shall be treated as Common Stock the participating employee owns.

The Company, through broker-dealer firms, acts as a Purchasing Agent for the Plan and makes purchases of Common Stock for the Plan in the open market or otherwise.

SECTION 4.    Purchase Price

The purchase price per share of Common Stock for shares purchased directly from the Company shall be ten percent (10%) less than the average of the high and low sale prices on the issue date as reported on the NASDAQ National Market System. The issue date shall be the last trading day of the month. The purchase price per share of Common Stock for shares purchased in the market or otherwise by the

Purchasing Agent will be ninety percent (90%) of the average price of all shares purchased for the Plan for the applicable period.

SECTION 5.    Number Of Shares Which May Be Purchased

The number of shares each eligible employee may purchase will be determined by the amount of the payroll deduction and the purchase price as defined in Section 4.

An eligible employee may authorize a maximum payroll deduction of $12.50 per year for each $100 of annual basic rate of wage or salary for the purchase of stock under the Plan. An employee may, however, elect to authorize a payroll deduction of less than the maximum amount.

Basic rate of wage and salary shall be those in effect on the date the payroll deduction authorization is made or amended. The amount of any payroll deduction may be amended monthly by delivery of a new subscription in accordance with Section 3, effective upon such delivery.

SECTION 6.    Duration of Stock Purchase Plan

The Plan will continue until 300,000 shares have been subscribed and issued to eligible employees, unless the Plan is sooner amended or terminated by the Board.

SECTION 7.    Method of Payment

Payment for shares subscribed shall be by payroll deduction only, and such deduction shall be authorized in writing by each person so subscribing. The amount of the bi-weekly deduction for hourly-paid personnel paid on a bi-weekly or a weekly basis shall be 1/26th or 1/52nd, respectively, of the total amount permitted to be withheld on an annual basis. The amount of the semi-monthly deduction for exempt and non-exempt salaried personnel shall be 1/24th of the total amount permitted to be withheld on an annual basis. Payroll deductions will begin no later than the first full payroll period in the month following delivery of a new subscription in accordance with Section 3.

SECTION 8.    Interest on Payroll Deductions

No interest will be paid on payroll deductions.

SECTION 9.    Account Statements

Each participant will receive a quarterly statement detailing the transactions for the period. The statement will be similar to the statement provided now to participants in the Dividend Reinvestment and Stock Purchase Plan.

Since an employee’s deduction seldom will be an amount that will purchase an exact number of shares, purchases for an account will normally include a fractional share. These fractional shares will earn proportional dividend income the same as full shares, and will be computed to three decimal places.

SECTION 10.    Rights of Employees Who Have Subscribed for Stock

All participating employees shall have the same rights and privileges under the Plan with respect to subscription rights.

No participating employee shall have any rights of a shareholder as to shares subscribed for and purchased pursuant to the Plan, prior to the issue date for such shares.

Any employee who has subscribed for shares of Common Stock may, upon written notice to the employer, cancel such subscription as to unissued shares and receive in cash the net amount of all payroll deductions credited to him at the date of such notice. Any employee who cancels his subscription may, thereafter, if eligible at the time, resubscribe in accordance with Section 3.

If any employee shall die or cease to be an employee of the Company for any reason, his or her subscription shall be deemed to be canceled automatically, and such employee or his or her personal representative shall be entitled to receive in cash the net amount of all payroll deductions credited to such employee at the time of such event.

SECTION 11.    Changes in Shares of Common Stock

In the event of any stock dividend, stock split or other reclassification of the Company’s Common Stock or in the event of any merger, consolidation or sale of all or substantially all of the assets of the Company, an appropriate adjustment may be made in the number of shares offered pursuant to the Plan and in the purchase price per share. Whether and how any such adjustments are made shall be determined by the Board in accordance with what it deems appropriate and equitable under the circumstances.

SECTION 12.    General

The Company’s interpretation of any provision of the Plan shall be conclusive and binding on all persons. The Company may prescribe additional provisions applicable to the Plan. However, such provisions shall not affect any action taken or rights accrued before such provisions are prescribed. The Company reserves the right to terminate the Plan at any time.